

Mail Stop 3720

May 14, 2009

By U.S. Mail and facsimile to (781) 251-4655

Mr. Richard T. Riley
Executive Chairman
LoJack Corporation
200 Lowder Brook Drive, Suite 1000
Westwood, MA 02090

>   **RE: LoJack Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **and Document Incorporated by Reference**
>   **Filed March 13, 2009**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **File No. 1-08439**

Dear Mr. Riley:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Given the current economic situation, please expand to provide a comparison of the 4th quarter of 2008 with the 4th quarter of 2007. Please provide detailed information regarding losses of customers and reductions of revenues from various services provided. We note the information that has been provided in your quarterly earnings call transcripts. Please provide us with your proposed disclosures.

2.   Please discuss how the following items may impact current and future results:

- changes in credit lines;
- credit availability;
- parties with which you have credit lines;
- whether existing credit lines have matured or been called;
- whether backup credit lines remain available; and,
- the ability to raise capital in a realistic evaluation of your current financial situation after considering current credit ratings, if any, and debt covenants.

Please provide us with your proposed disclosures.

3.   Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please include the information that has been provided in your quarterly earnings call transcripts. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

- Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determine that it is not reasonably likely to occur, no disclosure is required; and,

- If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur. Please note that "reasonably likely" is a lower threshold than "more likely than not" but a higher threshold than "remote." The concept of "reasonably likely" is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your discussion as well:
- The impact of changes in customer services and plans;

- The challenges presented by competing products and technologies;
- The cost of implementing other critical strategic moves;
- Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
- If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
- To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Please provide us with your proposed disclosures.

Critical Accounting Policies and Estimates, page 33

4.   Please note that an accounting estimate is recognized as a "critical accounting estimate" if:

- the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

- different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of the company's financial condition, changes in financial condition and results of operations, the following information is required:

- A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

- An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the your financial statements affected by the accounting estimate;

- A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

- An identification of the segments of your business the accounting estimate affects; and

- A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

During our review, we noted the following items that should be addressed in detail:

- Your methodology for assessing uncollectible accounts in light of the current economic crisis and its affect on automobile dealerships. Also explain the reason for the increase in the accounts receivable balance at December 31, 2008 although there was a significant decline in sales. Discuss in detail your return policy and billing and collection policy and any changes that may have occurred during the periods presented.

- Your finished goods inventory balances, $12,947, are the same at December 31, 2008 and 2007. Do you have a policy to maintain a fixed amount of finished goods inventory?

Please provide us with your proposed disclosures.

5.   We note that Boomerang segment's goodwill accounted for a significant portion of total goodwill as of December 31, 2008 even after your substantial impairment charge in the third quarter of 2008. We also understand that revenues and gross margin of the Boomerang segment decreased 30.2% and 35%, respectively, in the current fourth quarter as compared to the prior year. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 28, of SFAS 142. Tell us how you determined that the Boomerang segment's goodwill in your balance sheet at December 31, 2008 was recoverable in light of the significant challenges this segment will encounter and the relatively light market penetration at December 31, 2008. You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

Please provide us with your proposed disclosures.

6.   Furthermore, we note that goodwill accounted for 7% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your goodwill

balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

    o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Please provide us with your proposed disclosures.

Results of Operations, page 38

7.   Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase in revenues and costs of revenues is due to a significant acquisition. Rather, the contribution of the recent acquisition to total revenues should be quantified to the extent possible, and any
increase or decrease in the underlying revenues of the pre-existing business should then be addressed. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 45

8.   Please expand and quantify your statement in the first full paragraph on page 46 that domestically you intend to develop new technologies and may introduce new products. Please be more specific and please quantify, using ranges if necessary, the amount of additional funding that may be required and the relevant time period. Please discuss the available external financing arrangements upon which you may have to rely. Please provide us with your proposed disclosures.

9.   Please provide a range for your capital expenditures for 2009 by project here and in your trends discussion, including those that you may decide to delay to a future period. Disclose the nature and amounts of your discretionary and non-discretionary capital expenditures. Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Accounts Receivable, page 57

10.   We note that your accounts receivable have increase while your revenues have declined. Tell us in detail how you determined your allowance for doubtful accounts at year end. We note that your domestic accounts receivable are due principally from automobile dealers which have been rapidly failing due to the current economic climate. Tell us if the payees of the accounts receivable from your other segments may also be challenged.

If applicable, tell us the changes made to the payment terms or returns policy. If so, tell us the nature of the changes. Please provide us with your proposed disclosures.

Part III, page 81

Item 13. Certain Relationships and Related Transactions…, page 81

11.   We note that you incorporate by reference from your definitive proxy statement a section titled "Certain Relationships and Related Transactions." However, we are unable to locate a section with this heading in your definitive proxy statement filed April 8, 2009. Rather, it appears the correct reference should have been to the section in your proxy statement titled "Policy Governing Related Person Transactions." In future filings, please revise accordingly.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 15

12.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, you disclose in your Summary Compensation Table that Mr. Riley received Non-Equity Incentive Plan compensation in the amount of $117,315. Yet, you do not provide disclosure in your Compensation Discussion and Analysis that explains why the Compensation Committee decided to award this amount to Mr. Riley. For each named executive officer, we believe it is appropriate to provide a more thorough analysis of how and why the Compensation Committee arrived at its decision to make cash and stock awards in the amounts actually reported in your compensation tables. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

13.   We note that you have not filed the "Senior Management Bonus Plan" as an exhibit to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. Please file this Plan as an exhibit in your next current or periodic report or tell us why you are not required to do so.

Annual Incentive Cash Compensation, page 19

14.   We note your disclosure stating the Compensation Committee established performance goals for fiscal year ended 2008 based on revenue and operating income. In addition, we note your disclosure stating that you do not publicly disclose these specific performance goals because your "business plan is confidential and disclosing such objectives could cause [you] competitive harm." In your response letter, please provide further analysis as to why disclosure of the exact numerical targets or objectives will result in competitive

harm. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. In the alternative, confirm in your response letter that in future filings you will disclose the performance targets and threshold levels that must be reached for payment to each executive.

<u>Outstanding Equity Awards At 2008 Fiscal Year-End, page 29</u>

15.   We note your footnote disclosure of the standard vesting schedules of options, shares of stock, and equity incentive plan awards held at fiscal year-end. Please note that Instruction 2 to Item 402(f)(2) of Regulation S-K requires footnote disclosure of the "vesting dates" of the awards reported in the Outstanding Equity Awards at Fiscal Year-End Table. To comply with this requirement, in future filings, please also include a column in this table showing the grant date of each award reported. See Question 122.02 of the Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director